# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd Suite 3, 7th Floor 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 12/14/2025
Filed by CIK 0001881188
Persons authorized to receive notices and communications: Sumant Sinha, Commercial Block-1, Zone 6, Golf Course, DLF City Phase-V, Gurugram, India (K7), 122009, (91) 124 489 6670

## Reporting persons
- Sumant Sinha (CIK 0001881188): type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 44,113,497; shared voting power 11,437,641; sole dispositive power 44,113,497; shared dispositive power 11,437,641; aggregate amount beneficially owned 55,551,138 (18.51% of the class)
- Cognisa Investment: type of reporting person: partnership (PN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,498,328; sole dispositive power 0; shared dispositive power 6,498,328; aggregate amount beneficially owned 6,498,328 (2.6% of the class)
- Wisemore Advisory Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,939,313; sole dispositive power 0; shared dispositive power 4,939,313; aggregate amount beneficially owned 4,939,313 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd Suite 3, 7th Floor 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Comment: This Amendment No. 6 (the "Amendment No. 6") is being filed by the undersigned, pursuant to 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") Item 1 Comment: by the Reporting Persons on September 2, 2021, as amended and supplemented on November 21, 2022, November 30, 2023, December 10, 2024, July 2, 2025 and October 10, 2025 (the "Original Schedule 13D") and as further amended and supplemented by this Amendment No. 6 to the Original Schedule 13D (collectively, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 6 shall have the same meanings ascribed thereto in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

On December 14, 2025, Masdar confirmed to the other Consortium members that it has withdrawn from the Consortium. As a result, the Consortium will no longer pursue the Proposed Transaction.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 6 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

As of the date hereof, Cognisa Investment is the record holder of 6,498,328 Class A ordinary shares, nominal value of $0.0001 (the "Shares"), of ReNew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"). Based on 244,405,376 Shares (excluding treasury shares) of the Issuer outstanding as of March 31, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2025, Cognisa Investment beneficially owns approximately 2.6% of the outstanding Shares.

As of the date hereof, Wisemore Advisory Private Limited is the record holder of 4,939,313 Shares. Based on 244,405,376 Shares (excluding treasury shares) of the Issuer outstanding as of March 31, 2025, as reported by the Issuer in its Annual Report on Form 20-F filed with the SEC on July 30, 2025, Wisemore Advisory Private Limited beneficially owns approximately 2.0% of the outstanding Shares.

As of the date hereof, Mr. Sinha is the record holder of one Class B Ordinary Share, which represents voting rights equal to (i) 82 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, (ii) 6,498,328 Shares that would have been issued to Cognisa and its affiliates if Cognisa and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, and (iii) 4,939,313 Shares that would have been issued to Wisemore and its affiliates if Wisemore and its affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289. Cognisa and Wisemore are directly owned and controlled by Mr. Sinha. As a result, Mr. Sinha may be deemed to share beneficial ownership over the securities held by each of Cognisa and Wisemore. In addition, Mr. Sinha is the record holder of 44,113,497 Shares issuable upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.

Based on an aggregate of 299,956,514, comprising of 244,405,376 Shares (excluding treasury shares) outstanding as of March 31, 2025, 11,437,641 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in ReNew India that they hold at the relevant time for Shares at an exchange ratio of 1- to-0.8289 and the 44,113,415 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof, Mr. Sinha beneficially owns approximately 18.51% of the outstanding Shares. Items 7 through 11 and 13 of the cover pages of this Amendment No. 6 are hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 11 and 13 of the cover pages of this Amendment No. 6 are hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any Covered Person has effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends and supplements Item 6 of the Original Schedule 13D by adding the following:

On December 10, 2025, the Consortium Bid Conduct Agreement expired in accordance with its terms.

## Signatures
- Sumant Sinha: /s/ Sumant Sinha, Sumant Sinha, in person capacity (12/15/2025)
- Cognisa Investment: /s/ Sumant Sinha, Sumant Sinha, Partner (12/15/2025)
- Wisemore Advisory Private Limited: /s/ Sumant Sinha, Sumant Sinha, Director (12/15/2025)